GERALD R. TUSKEY, PERSONAL LAW CORPORATION

Suite 1000, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

Telephone:  (604)681-9588

Facsimile:  (604)688-4933

Email:  gtuskey@telus.net

August 10, 2004

VIA EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Dear Sir/Madam:

Re:  Pacific Alliance Ventures Ltd.

        - Request for Withdrawal of Form 10SB12G/A Registration Statement

        - File Number 000-50608

        - Filed August 10, 2004

On behalf of Pacific Alliance Ventures Ltd. (the "Company"), I hereby withdraw the Company's Form 10SB12G/A registration statement (file no. 000-50608) which our filing agent inadvertently classified and filed on August 10, 2004 as a Form 10SB-12G/A instead of a Form SB-2/A registration statement.  Our filing agent has rectified this mistake by refiling the registration statement under the proper classification of a Form SB-2/A registration statement on August 10, 2004.

Please contact Gerald R. Tuskey at (604)681-9588 or fax him at (604)688-4933 with any questions or comments you may have.  Thank you for your assistance.

Yours truly,

Gerald R. Tuskey,

Personal Law Corporation

Per:

/s/Gerald R. Tuskey

Gerald R. Tuskey